The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 19, 2014

PRICING SUPPLEMENT NO. 2014—CMTNG0092 DATED MARCH , 2014 (To Prospectus and Prospectus Supplement each dated November 13, 2013) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302
Citigroup Inc. Medium-Term Senior Notes, Series G
Step-Up Callable Notes Notes due April , 2019

■ Quarterly interest payments
■ The per annum fixed rate of interest payable on the notes will increase during the term of the notes:
Years 1-3                    1.75%
Year 4                         2.00%
Year 5                         3.00%
■ Redeemable quarterly by Citigroup Inc. at par after 3 years
■ Unless general interest rates rise significantly, you should not expect to earn the higher stated interest rates described above because the notes are likely to be redeemed
■ If not redeemed by Citigroup Inc., a term of approximately 5 years
■ The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity.  You should not invest in the notes unless you are willing to hold them to maturity.

Investing in the notes involves risks not associated with an investment in conventional fixed rate debt securities. See “Risk Factors” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are unsecured senior debt obligations of Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Inc. The notes will not be issued by or guaranteed by Wells Fargo Securities, LLC or any of its affiliates.  None of Wells Fargo Securities, LLC or any of its affiliates will have any liability to the purchasers of the notes in the event Citigroup Inc. defaults on the notes.  The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Per Note	Total
Public Offering Price	$1,000.00	$
Maximum Underwriting Discount and Commission(1)	$8.50	$
Minimum Proceeds to Citigroup Inc.	$991.50	$

(1)
Wells Fargo Securities, LLC will pay selected dealers, which may include Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC, a selling commission not to exceed 0.85% ($8.50) for each note they sell.  See “Terms of the Notes—Use of Proceeds and Hedging” and “Supplemental Plan of Distribution” on pages PS-4 and PS-9, respectively, of this pricing supplement for further information regarding how we may hedge our obligations under the notes.

Citigroup Global Markets Inc.	Wells Fargo Securities

Step-Up Callable Notes Notes due April , 2019

Investment Description

The Notes due April     , 2019 (the “notes”) are senior unsecured obligations of Citigroup Inc.  Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.  This pricing supplement represents a summary of the terms and conditions of the notes. It is important for you to consider the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

The notes are senior unsecured notes issued as part of Citigroup Inc.’s Series G Medium-Term Senior Notes program. All payments on the notes are subject to the credit risk of Citigroup Inc.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for November 13, 2013 on the SEC Web site):

Prospectus Supplement and Prospectus each filed on November 13, 2013:
http://www.sec.gov/Archives/edgar/data/831001/000119312513440005/d621350d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek a fixed income investment with an interest rate that increases to, but not above, preset rates during the term of the investment;

¡
seek current income at an interest rate of 1.75% per annum (the interest rate applicable for the first through third years) and at an interest rate in excess of 1.75% per annum in the fourth and fifth years, in each case subject to our right to redeem the notes after the third year;

¡	understand that the notes may be redeemed by Citigroup Inc. after three years;

¡
are willing to accept the risk that, if interest rates are lower than the rates provided by the notes after the third year of the term of the notes, the notes may be redeemed by Citigroup Inc. and investors may not have an alternative investment with similar yields at that time;

¡
are willing to accept the risk that, if interest rates increase beyond the rates provided by the notes during the term of the notes, investors will be holding notes that bear interest at below-market rates; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the rates provided by the notes;

¡	prefer the certainty of investments without a redemption at the option of the issuer feature; and

¡	are unwilling to accept the credit risk of Citigroup Inc.

PS-2

Step-Up Callable Notes Notes due April , 2019

Terms of the Notes

Issuer:	Citigroup Inc.

Issue Price:	$1,000 per note

Aggregate Stated Principal Amount:	$

Stated Principal Amount:	$1,000 per note

Pricing Date:	March , 2014 (expected to be March 31, 2014)

Issue Date:	April , 2014 (three business days after the pricing date)

Maturity Date:
April     , 2019 (expected to be April 3, 2019).  If any payment relating to the notes is required to be made on the maturity date and the maturity date is not a business day, then such payment will be made on the next succeeding business day, which shall be known as the “effective maturity date,” with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Principal Due at Maturity:	Full principal amount due at maturity, subject to the credit risk of Citigroup Inc.

Interest Rate:	■	1.75% per annum, from and including the issue date to but excluding April , 2017 (expected to be April 3, 2017);
	■	2.00% per annum, from and including April , 2017 (expected to be April 3, 2017) to but excluding April , 2018 (expected to be April 3, 2018); and
	■	3.00% per annum, from and including April , 2018 (expected to be April 3, 2018) to but excluding April , 2019 (expected to be April 3, 2019).

Interest Payment Dates:
Quarterly on the     of each January, April, July and October (expected to be the 3rd day of each January, April, July and October), beginning on July     , 2014 (expected to be July 3, 2014) and ending on the maturity date or, if applicable, the effective maturity date. Interest will be payable to the persons in whose names the notes are registered as of the close of business on the business day immediately preceding each interest payment date (each, a “regular record date”); provided, however, that any interest payable at maturity will be payable to the person to whom the principal due at maturity will be payable. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Interest Period:
The three-month period from the issue date to but excluding the immediately following interest payment date, and each successive three-month period from and including an interest payment date to but excluding the next interest payment date.

Day Count Convention:
30/360 Unadjusted, which means that, during each interest period, interest payments will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the per annum interest rate in effect during the applicable interest period divided by (ii) 4.

Payment at Maturity:	If the notes have not been redeemed, the principal payment at maturity per $1,000 note will equal:

PS-3

Step-Up Callable Notes Notes due April , 2019

Terms of the Notes (Continued)
■ $1,000 + any accrued and unpaid interest Any payment on the notes is subject to the credit risk of Citigroup Inc.
Optional Redemption:
We may redeem the notes, in whole but not in part, on any interest payment date beginning April     , 2017 (expected to be April 3, 2017), upon not less than five business days’ notice.  Following an exercise of our right to redeem the notes, you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any, to but excluding the relevant scheduled interest payment date.

If we redeem the notes on an interest payment date that has been postponed as described opposite “—Interest Payment Date” above, you will receive your payment on such interest payment date as postponed, and no additional interest will accrue on the notes during this period.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Business Day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.

No Listing:
The notes will not be listed on any securities exchange or automated quotation system and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated November 13, 2013) will serve as trustee for the notes.

Denominations:	$1,000 and any integral multiple of $1,000

Clearing and Settlement:	DTC

Risk Factors:	Please see “Risk Factors” beginning on page PS-6.

CUSIP:	1730T0M55

ISIN:	US1730T0M552

Use of Proceeds and Hedging:
The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

We may hedge our obligations under the notes through affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC. Our cost of hedging will include the projected profit that such counterparties, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risks and may be influenced by market forces beyond the control of any counterparty, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, such hedging may result in a profit that is more or less than expected, or could result in a loss. See “Risk Factors—The Inclusion of the Underwriting Discount and Commission in the Public Offering Price of the Notes and Certain Hedging Costs Are Likely to Adversely Affect the Price at Which You Can Sell Your Notes” in this

PS-4

Step-Up Callable Notes Notes due April , 2019

Terms of the Notes (Continued)
pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus related to this offering.
Certain U.S. Federal Income Tax Considerations:
The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders” and “—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for more information.

ERISA and IRA Purchase Considerations:
Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.

Contact:	Clients may contact their local brokerage representative.

PS-5

Step-Up Callable Notes Notes due April , 2019

Risk Factors
The notes offered by this pricing supplement are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes. Accordingly, investors should consult their own financial, legal and tax advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

The Notes May Be Redeemed at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes.

We may redeem all of the notes on any interest payment date beginning three years after the date of issuance of the notes upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the stated principal amount of your investment in the notes and any accrued and unpaid interest to but excluding such scheduled interest payment date on which we redeem the notes. In this case, you will not have the opportunity to continue to accrue and be paid interest to the expected maturity date of the notes.

The Per Annum Interest Rate Applicable at a Particular Time Will Affect Our Decision to Redeem the Notes.

It is more likely that we will redeem the notes prior to their maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed-Rate Notes.

Unless general interest rates rise significantly, you should not expect to earn the higher stated interest rates, which are applicable only after the first three years of the term of the notes, because the notes are likely to be redeemed prior to maturity if interest rates remain the same or fall during the term of the notes.  When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential dates on which we may redeem the notes as compared to other equivalent investment alternatives rather than the higher stated interest rate or any potential interest payments you may receive after the first three years following issuance of the notes.  If interest rates increase beyond the rates provided by the notes during the term of the notes, we will likely not redeem the notes, and investors will be holding notes that bear interest at below-market rates.

Secondary Market Sales of the Notes May Result in a Loss of Principal.

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

An Investment in the Notes May Be More Risky Than an Investment in Notes With a Shorter Term.

The notes have a term of five years, subject to our right to redeem the notes starting on April     , 2017 (expected to be April 3, 2017).  By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

Potential for a Lower Comparable Yield.

From and including April    , 2014 (expected to be April 3, 2014) to but excluding April    , 2017 (expected to be April 3, 2017), the notes will bear interest during each quarterly interest period at a per annum rate equal to 1.75%.  Unless redeemed by us, from and including April    , 2017 (expected to be April 3, 2017) to but excluding April    , 2018 (expected to be April 3, 2018), the notes will bear interest during each quarterly interest period at a per annum rate equal to 2.00%.  Unless redeemed by us, from and including April    , 2018 (expected to be April 3, 2018) to but excluding April    , 2019 (expected to be April 3, 2019), the notes will bear interest

PS-6

Step-Up Callable Notes Notes due April , 2019

Risk Factors (Continued)
during each quarterly interest period at a per annum rate equal to 3.00%.  These interest rates may be lower than the prevailing market interest rates at such time.  As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes.

You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than You Originally Invest.

Numerous factors will influence the value of the notes in the secondary market and the price at which Wells Fargo Securities, LLC or any other potential buyer may be willing to purchase or sell the notes in the secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging activities by our affiliates or affiliates of Wells Fargo Securities, LLC, fees and projected hedging fees, and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. As a result, the market value of the notes will vary and may be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

The Inclusion of the Underwriting Discount and Commission in the Public Offering Price of the Notes and Certain Hedging Costs Are Likely to Adversely Affect the Price at Which You Can Sell Your Notes.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution of the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our affiliates and affiliates of Wells Fargo Securities, LLC expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price at which Wells Fargo Securities, LLC or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the preceding risk factor. In addition, any such prices may differ from values determined by pricing models used by Wells Fargo Securities, LLC, as a result of dealer discounts, mark-ups or other transaction costs.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop.

The notes will not be listed on any exchange. There is currently no secondary market for the notes. Although Wells Fargo Securities, LLC or its affiliates may purchase the notes from you,  they are not obligated to do so and are not required to and do not intend to make a market for the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity, and this may reduce the price you receive. Because we do not expect that any market makers will participate significantly in the secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which Wells Fargo Securities, LLC or its affiliates are willing to buy your notes. If, at any time, Wells Fargo Securities, LLC or its affiliates were not to purchase the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold the notes to maturity.

Citigroup Inc.’s Hedging and Trading Activity Could Result in a Conflict of Interest.

We may hedge our obligations under the notes through affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC. Our cost of hedging will include the projected profit that such counterparties, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. This hedging activity will likely involve trading in instruments, such as options, swaps or futures. This hedging activity may present a conflict between your interest in the notes and the interests affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC, have in executing, maintaining and adjusting their hedge transactions because it could affect

PS-7

Step-Up Callable Notes Notes due April , 2019

Risk Factors (Continued)
the price at which the hedging counterparty or its affiliates, including Wells Fargo Securities, LLC, may be willing  to purchase your notes in the secondary market.  Because hedging our obligations entails risks and may be influenced by market forces beyond the control of any counterparty, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, such hedging may result in a profit that is more or less than expected, or could result in a loss.  It is possible that our affiliates and affiliates of Wells Fargo Securities, LLC may profit from the hedging activity even if the market value of the notes declines.

For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying prospectus supplement. The issuer also urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

PS-8

Step-Up Callable Notes Notes due April , 2019

Supplemental Plan of Distribution

Pursuant to the terms of the Global Selling Agency Agreement, dated November 13, 2013, Wells Fargo Securities, LLC, acting as principal, will purchase the notes from Citigroup Inc. Wells Fargo Securities, LLC proposes to offer the notes directly to investors at the offering price set forth on the cover page of this pricing supplement and to other securities dealers. Such securities dealers may include Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC and will receive a selling commission not to exceed 0.85% ($8.50) for each note they sell.  The actual underwriting discount and commission will be set forth in the final pricing supplement when the final terms of the notes are determined.

The public offering price of the notes includes the underwriting discount and commission described on the cover page of this pricing supplement and the estimated cost of hedging our obligations under the notes. We will likely hedge our obligations under the notes through affiliated or unaffiliated counterparties, including affiliates of Wells Fargo Securities, LLC. Our cost of hedging will include the projected profit that such counterparties, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risks and may be influenced by market forces beyond the control of any counterparty, which may include our affiliates and affiliates of Wells Fargo Securities, LLC, such hedging may result in a profit that is more or less than expected, or could result in a loss. See “Risk Factors—The Inclusion of the Underwriting Discount and Commission in the Public Offering Price of the Notes and Certain Hedging Costs Are Likely to Adversely Affect the Price at Which You Can Sell Your Notes” and “Terms of the Notes—Use of Proceeds and Hedging” in this pricing supplement.

This pricing supplement and the accompanying prospectus supplement and prospectus may be used by Wells Fargo Securities, LLC or an affiliate of Wells Fargo Securities, LLC in connection with offers and sales related to market-making or other transactions in the notes. Wells Fargo Securities, LLC or an affiliate of Wells Fargo Securities, LLC may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

No action has been or will be taken by Citigroup Inc., Wells Fargo Securities, LLC or any broker-dealer affiliates of any of them that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement and the accompanying prospectus supplement and prospectus, may be made in or from any jurisdiction except in circumstances that will result in compliance with any applicable laws and regulations and will not impose any obligations on Citigroup Inc., Wells Fargo Securities, LLC or any broker-dealer affiliates of any of them.

For the following jurisdictions, please note specifically:

Argentina

Citigroup Inc.’s Series G Medium-Term Senior Notes program and the related offer of the notes and the sale of the notes under the terms and conditions provided herein does not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the notes been requested on any stock market in Argentina.

Brazil

The notes may not be offered or sold to the public in Brazil. Accordingly, this pricing supplement and the accompanying prospectus supplement and prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this pricing supplement or the prospectus supplement and prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

Mexico

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

PS-9

Step-Up Callable Notes Notes due April , 2019
Supplemental Plan of Distribution (Continued)

Paraguay

This is a private and personal offering. The notes offered have not been approved by or registered with the National Securities Commission (Comisión Nacional de Valores) and are not part of a public offering as defined by the Paraguayan Securities Law. The information contained herein is for informational and marketing purposes only and should not be taken as an investment advice.

Taiwan

These notes may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan.

PS-10